UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25	SEC File Number: 1-13412

NOTIFICATION OF LATE FILING	Cusip Number: 444144 10 9

(Check one) ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D   ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HUDSON TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

300 Tice Boulevard, Suite 290

Address of Principal Executive Office (Street and Number)

Woodcliff Lake, NJ 07677

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hudson Technologies, Inc. (the “Company” or “Hudson”) requires additional time to complete the documents necessary for the audit process and procedures necessary to finalize and file its Form 10-K for the fiscal year ended December 31, 2021 (the “10-K”).

The Company is working diligently to complete these matters and management currently believes that the Company will be in a position to file the aforementioned 10-K, in any event, not later than March 31, 2022.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nat Krishnamurti	(845)	735-6000
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended December 31, 2021, Hudson generated revenues of $37.8 million, an increase of 71% compared to revenues of $22.1 million in the comparable 2020 period. Fourth quarter revenue growth was driven by increased selling prices for certain refrigerants during the period. Gross margin in the fourth quarter of 2021 was 45%, compared to 25% in the fourth quarter of 2020, mainly due to the aforementioned increase in selling price of certain refrigerants. Hudson generated operating income of $9.3 million in the fourth quarter of 2021, compared to an operating loss of $1.7 million in the prior year period. The Company recorded net income of $6.2 million or $0.14 per basic and $0.13 per diluted share in the fourth quarter of 2021, compared to a net loss of $4.7 million or ($0.11) per basic and diluted share in the same period of 2020.

For the year ended December 31, 2021, Hudson generated revenues of $192.7 million, an increase of 31% compared to revenues of $147.6 million for full year 2020. The revenue growth was driven by increased selling prices for certain refrigerants during the period. Gross margin during for the year ended December 31, 2021 was 37%, compared to 24% for full year 2020, mainly due to the aforementioned increase in selling price of certain refrigerants. Hudson generated operating income of $42.3 million for full year 2021 compared to operating income of $5.9 million in the prior year. The Company recorded net income of $32.3 million or $0.74 per basic and $0.69 per diluted share in fiscal 2021, compared to a net loss of $5.2 million or ($0.12) per basic and diluted share in fiscal 2020.

HUDSON TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2022	By:	/s/ Nat Krishnamurti
Nat Krishnamurti
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).